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Securities and Exchange Commission                                                           March 22, 2019

100 F Street, N.E.

Washington, D.C., USA

20549-7561

Dear Sirs:

We have read Item 16F of Ambev S.A.’s Annual Report Form 20-F for the year ended December 31, 2018, dated March 22, 2019, and have the following comments:

1.      We agree with the statements made in the first, second, third, fourth and fifth paragraphs.

2.      We have no basis on which to agree or disagree with the statements made in the sixth paragraph.

Yours truly,

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Eduardo Franco Tenório
Partner

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